N E S T L É S.A.



07026839

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

`SUPPL

14th September-2007
YPB/cs

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company") :

◆ Copy of **3** management transactions as published today on the SWX Swiss Exchange Internet Site.

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone : +41 21 924 2514, mailto: yvesphilippe.bloch@nestle.com) should you have any questions.

Yours sincerely,

Yves Philippe Bloch
Corporate Secretary

Encl.



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ADMISSION

Annonces publiées relatives aux transactions du management

Les informations relatives aux transactions du management détaillées ci-dessous ont été adressées à la SWX Swiss Exchange par les émetteurs cotés. La SWX décline toute responsabilité quant à l'exhaustivité, l'exactitude ou l'actualité de ces données. Veuillez lire notre <u>disclaimer.</u>

Les sociétés dont les titres sont admis au négoce sur le "Segment SWX Compatible UE" doivent s'acquitter des obligations prévues dans le cadre du maintien de la cotation à l'art. 23 du Règlement complémentaire de cotation au segment "Compatible UE" de la SWX. C'est pourquoi il est possible qu'elles n'annoncent pas les transactions du management selon l'art. 74a RC mais selon le droit européen mis en oeuvre dans un Etat-membre de l'UE. Dans ce dernier cas, les transactions effectuées par le management n'apparaissent pas sur ce site Internet.

Transactions du [sept 2007 ▼]   au   [sept 2007 ▼]

Emetteur: [nestle]   ☐ Annonces corrigées inclues

Rechercher et trier: [par date]   [par émetteur]   [par montant 321]   [par montant 123]

Nombre d'annonces trouvées: **3**

Emetteur	**Nestlé AG**
Date de la transaction	**13.09.2007** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Aliénation de 3'000 titres** pour un montant total de **CHF 1'590'000.00** (soit CHF 530.00 / titre)
Catégorie du titre	Droit de participation
ISIN	CH0012056047
Emetteur	**Nestlé AG**
Date de la transaction	**13.09.2007** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Aliénation de 1'000 titres** pour un montant total de **CHF 532'000.00** (soit CHF 532.00 / titre)
Catégorie du titre	Droit de participation

Swiss Exchange - Annonces publiées relatives aux transactions du management

ISIN	CH0012056047

Emetteur	**Nestlé AG**
Date de la transaction	**13.09.2007** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Aliénation de 500 titres** pour un montant total de **CHF 265'000.00** (soit CHF 530.00 / titre)
Catégorie du titre	Droit de participation

ISIN	CH0012056047

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